OMB APPROVAL
UNITED STATES	OMB Number:	3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires:	April 30, 2025
Washington, D.C. 20549	Estimated average burden hours per response	2.50
FORM 12b-25	SEC FILE NUMBER 001-38659
NOTIFICATION OF LATE FILING	CUSIP NUMBER 09073N300

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BioSig Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

55 Greens Farms Road, 1st Floor
Address of Principal Executive Office (Street and Number)

Westport, CT 06880
City, State and Zip Code

SEC 1344 (06-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Report”) by the prescribed date of April 1, 2024, without unreasonable effort or expense due to announced recent changes in management and reductions in force as well as limited financial resources. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file the Report on or prior to the fifteenth calendar day following the prescribed due date.

2

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Frederick D. Hrkac	(203)	409-5444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the twelve months ended December 31, 2023, compared to twelve months ended December 31, 2022 BioSig Technologies, Inc., expects to report the following results of operations (dollars in thousands, other than per share numbers): Revenue for the year ended December 31, 2023, totaled approximately $18 comprised of product sales of Nil and recognized service revenue of $18, as compared to $286 comprised of product sales of $254 and recognized service revenue of $32 for the year ended December 31, 2022. Cost of sales for the year ended December 31, 2023, was Nil as compared to $57 for the year ended December 31, 2022, comprised of cost of products sold. Gross profit for the year ended December 31, 2023, was approximately $18 or 100.0% as compared to $229 or 80.0% for the year ended December 31, 2022. Research and development expenses for the twelve months ended December 31, 2023, were approximately $5,092, a decrease of approximately $729 or 12.5%, from $5,821 for the twelve months ended December 31, 2022. General and administrative expenses for the twelve months ended December 31, 2023, were approximately $23,321, an increase of approximately $1,941, or 9.1%, from $21,380 incurred in the twelve months ended December 31, 2022. Depreciation and amortization expense for the twelve months ended 2023 totaled approximately $361 as compared to $293 incurred during the same period in 2022. Interest income for the twelve months ended December 31, 2023, totaled approximately $9 as compared to $3 earned during the twelve months ended December 31, 2022. Other income (expense) for the twelve months ended December 31, 2023, totaled approximately $(187) as compared to nil in 2022. Preferred stock dividend for the twelve months ended December 31, 2023 and 2022, was the same, $9. The proportionate income (loss) attributed to noncontrolling interests for the twelve months ended December 31, 2023, was approximately $351 as compared to $(210) for 2022. Net loss available to common stockholders for the twelve months ended December 31, 2023, was approximately $29,294 compared to a net loss of $27,271 for the twelve months ended December 31, 2022, an increase of approximately $2,023 or 7.4%. Net loss per common share, basic and diluted, was approximately $(3.98) for the twelve months ended December 31, 2023, compared to $(6.70) for the twelve months ended December 31, 2022. The foregoing information is preliminary, unaudited and subject to change.

Special Note About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding that the Company expects to file its quarterly report on Form 10-K on or before the fifteenth calendar day following its prescribed due date, and the results of operations and the events that led to such results expected to be presented therein. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Form 10-K, and that the Company’s actual operating results may differ materially from these estimates upon completion of management’s review of the financial statements. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this Form 12b-25.

3

BioSig Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2024	By	/s/ Frederick D. Hrkac
		Name:	Frederick D. Hrkac
		Title:	President and Principal Executive Officer

4